UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

03 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 03 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/03/2025	800,000	£ 26.8050	£ 26.5350	£ 26.6638	LSE	GBP
03/03/2025	100,000	£ 26.8000	£ 26.5600	£ 26.6661	Chi-X (CXE)	GBP
03/03/2025	100,000	£ 26.8000	£ 26.5500	£ 26.6673	BATS (BXE)	GBP
03/03/2025	560,000	€ 32.7050	€ 32.4000	€ 32.5539	XAMS	EUR
03/03/2025	100,000	€ 32.6900	€ 32.4050	€ 32.5489	CBOE DXE	EUR
03/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.03.2025 (https://ml-eu.globenewswire.com/Resource/Download/64cbdd4a-1ea1-4ddd-a1ca-d69bbd35c4cc)

Transaction in Own Shares

04 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 04 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/03/2025	1,465,272	£ 25.9400	£ 25.4850	£ 25.6691	LSE	GBP
04/03/2025	201,608	£ 25.9200	£ 25.4850	£ 25.6686	Chi-X (CXE)	GBP
04/03/2025	492,598	£ 25.9200	£ 25.4800	£ 25.6519	BATS (BXE)	GBP
04/03/2025	1,040,772	€ 31.6650	€ 30.9550	€ 31.2104	XAMS	EUR
04/03/2025	350,000	€ 31.6450	€ 30.9550	€ 31.2119	CBOE DXE	EUR
04/03/2025	50,000	€ 31.4000	€ 30.9750	€ 31.2090	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.04.2025 (https://ml-eu.globenewswire.com/Resource/Download/28180680-d1b1-4097-8e8c-ab49c9bee01b)

Transaction in Own Shares

05 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 05 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/03/2025	900,000	£ 25.9950	£ 25.2900	£ 25.6443	LSE	GBP
05/03/2025	125,000	£ 25.9950	£ 25.2850	£ 25.6457	Chi-X (CXE)	GBP
05/03/2025	125,000	£ 25.9850	£ 25.2900	£ 25.6465	BATS (BXE)	GBP
05/03/2025	745,000	€ 31.4200	€ 30.4250	€ 30.8622	XAMS	EUR
05/03/2025	210,000	€ 31.4300	€ 30.4450	€ 30.9058	CBOE DXE	EUR
05/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.05.2025 (https://ml-eu.globenewswire.com/Resource/Download/b99b89ac-9edd-4145-8bba-70137c9eeae6)

Transaction in Own Shares

06 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 06 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
06/03/2025	812,031	£ 25.5500	£ 25.0950	£ 25.3154	LSE	GBP
06/03/2025	104,757	£ 25.5450	£ 25.1350	£ 25.3129	Chi-X (CXE)	GBP
06/03/2025	104,410	£ 25.5450	£ 25.1150	£ 25.3148	BATS (BXE)	GBP
06/03/2025	582,388	€ 30.7450	€ 30.1450	€ 30.4343	XAMS	EUR
06/03/2025	104,152	€ 30.7500	€ 30.1750	€ 30.4386	CBOE DXE	EUR
06/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.06.2025 (https://ml-eu.globenewswire.com/Resource/Download/601ed631-fb70-4178-8143-a394cee0d0b7)

Transaction in Own Shares

07 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 07 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/03/2025	800,000	£ 25.7350	£ 25.3350	£ 25.5358	LSE	GBP
07/03/2025	100,000	£ 25.7350	£ 25.3600	£ 25.5349	Chi-X (CXE)	GBP
07/03/2025	100,000	£ 25.7150	£ 25.3550	£ 25.5357	BATS (BXE)	GBP
07/03/2025	575,000	€ 30.8950	€ 30.4550	€ 30.6519	XAMS	EUR
07/03/2025	100,000	€ 30.8700	€ 30.4700	€ 30.6395	CBOE DXE	EUR
07/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.07.2025 (https://ml-eu.globenewswire.com/Resource/Download/e0563498-c6ed-4cfa-b3b0-bd68f5a05668)

Transaction in Own Shares

10 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 March 2025 it purchased the following number of Shares for cancellation.

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/03/2025	800,000	£ 25.8500	£ 25.5650	£ 25.7400	LSE	GBP
10/03/2025	100,000	£ 25.8500	£ 25.6200	£ 25.7487	Chi-X (CXE)	GBP
10/03/2025	100,000	£ 25.8000	£ 25.6300	£ 25.7441	BATS (BXE)	GBP
10/03/2025	575,000	€ 30.9850	€ 30.7150	€ 30.8710	XAMS	EUR
10/03/2025	100,000	€ 30.9600	€ 30.7150	€ 30.8719	CBOE DXE	EUR
10/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.10.2025 (https://ml-eu.globenewswire.com/Resource/Download/4c4aa0aa-8a2f-4c4a-932b-6bf158b00271)

Transaction in Own Shares

11 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/03/2025	850,000	£ 25.9500	£ 25.5100	£ 25.6856	LSE	GBP
11/03/2025	100,000	£ 25.9350	£ 25.5250	£ 25.7053	Chi-X (CXE)	GBP
11/03/2025	100,000	£ 25.9400	£ 25.5250	£ 25.7106	BATS (BXE)	GBP
11/03/2025	625,000	€ 31.0000	€ 30.4750	€ 30.6757	XAMS	EUR
11/03/2025	100,000	€ 31.0000	€ 30.4800	€ 30.7222	CBOE DXE	EUR
11/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.11.2025 (https://ml-eu.globenewswire.com/Resource/Download/c94188e9-23c1-4375-a715-6ac844722256)

Transaction in Own Shares

12 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/03/2025	611,737	£ 25.6850	£ 25.3100	£ 25.5373	LSE	GBP
12/03/2025	106,593	£ 25.6850	£ 25.3050	£ 25.5360	Chi-X (CXE)	GBP
12/03/2025	106,928	£ 25.6850	£ 25.3150	£ 25.5371	BATS (BXE)	GBP
12/03/2025	406,838	€ 30.7950	€ 30.3450	€ 30.5767	XAMS	EUR
12/03/2025	100,000	€ 30.8000	€ 30.3850	€ 30.5785	CBOE DXE	EUR
12/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.12.2025 (https://ml-eu.globenewswire.com/Resource/Download/6627a16d-c4ef-4fb8-b865-0c1ab39e333e)

Transaction in Own Shares

13 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 13 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
13/03/2025	325,051	£ 26.1200	£ 25.6300	£ 25.9134	LSE	GBP
13/03/2025	50,429	£ 26.1150	£ 25.6600	£ 25.8987	Chi-X (CXE)	GBP
13/03/2025	48,876	£ 26.1050	£ 25.6700	£ 25.8911	BATS (BXE)	GBP
13/03/2025	208,865	€ 31.3950	€ 30.7950	€ 31.1257	XAMS	EUR
13/03/2025	52,624	€ 31.3550	€ 30.8550	€ 31.1023	CBOE DXE	EUR
13/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.13.2025 (https://ml-eu.globenewswire.com/Resource/Download/2902cc26-acc6-41fc-a089-3da0449b7169)

Transaction in Own Shares

14 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 14 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/03/2025	459,115	£ 26.2000	£ 25.9550	£ 26.1038	LSE	GBP
14/03/2025	74,973	£ 26.2000	£ 25.9650	£ 26.1156	Chi-X (CXE)	GBP
14/03/2025	74,274	£ 26.2000	£ 25.9500	£ 26.1172	BATS (BXE)	GBP
14/03/2025	333,174	€ 31.4100	€ 31.0900	€ 31.3087	XAMS	EUR
14/03/2025	75,969	€ 31.4150	€ 31.0950	€ 31.3221	CBOE DXE	EUR
14/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.14.2025 (https://ml-eu.globenewswire.com/Resource/Download/a3bdfc57-df4e-4676-8a2f-8d5b5d5f0043)

Transaction in Own Shares

17 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/03/2025	159,359	£ 26.5850	£ 26.3200	£ 26.5248	LSE	GBP
17/03/2025	27,586	£ 26.5700	£ 26.4550	£ 26.5271	Chi-X (CXE)	GBP
17/03/2025	28,178	£ 26.5850	£ 26.4550	£ 26.5275	BATS (BXE)	GBP
17/03/2025	117,540	€ 31.8600	€ 31.6250	€ 31.7805	XAMS	EUR
17/03/2025	32,106	€ 31.8400	€ 31.7150	€ 31.7840	CBOE DXE	EUR
17/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.17.2025 (https://ml-eu.globenewswire.com/Resource/Download/1408176d-395c-4462-91e7-ec1f9f190e55)

Transaction in Own Shares

18 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/03/2025	600,000	£ 27.0800	£ 26.8650	£ 26.9741	LSE	GBP
18/03/2025	100,000	£ 27.0700	£ 26.8650	£ 26.9728	Chi-X (CXE)	GBP
18/03/2025	100,000	£ 27.0700	£ 26.8550	£ 26.9732	BATS (BXE)	GBP
18/03/2025	400,000	€ 32.3450	€ 32.1000	€ 32.2455	XAMS	EUR
18/03/2025	100,000	€ 32.3300	€ 32.1400	€ 32.2463	CBOE DXE	EUR
18/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.18.2025 (https://ml-eu.globenewswire.com/Resource/Download/6473434d-2b5a-4821-8e34-135c3a466298)

Transaction in Own Shares

19 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/03/2025	479,876	£ 27.4600	£ 27.0450	£ 27.3392	LSE	GBP
19/03/2025	81,316	£ 27.4500	£ 27.0350	£ 27.3270	Chi-X (CXE)	GBP
19/03/2025	80,440	£ 27.4550	£ 27.0700	£ 27.3232	BATS (BXE)	GBP
19/03/2025	329,207	€ 32.8850	€ 32.3850	€ 32.7061	XAMS	EUR
19/03/2025	81,149	€ 32.8850	€ 32.4200	€ 32.6862	CBOE DXE	EUR
19/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.19.2025 (https://ml-eu.globenewswire.com/Resource/Download/52879baa-b8b7-43f2-bd76-cccd711f5548)

Transaction in Own Shares

20 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 20 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
20/03/2025	600,000	£ 27.6900	£ 27.3750	£ 27.4865	LSE	GBP
20/03/2025	100,000	£ 27.6900	£ 27.3950	£ 27.4895	Chi-X (CXE)	GBP
20/03/2025	100,000	£ 27.6850	£ 27.3950	£ 27.4895	BATS (BXE)	GBP
20/03/2025	400,000	€ 33.2100	€ 32.8950	€ 33.0274	XAMS	EUR
20/03/2025	100,000	€ 33.1950	€ 32.9450	€ 33.0345	CBOE DXE	EUR
20/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.20.2025 (https://ml-eu.globenewswire.com/Resource/Download/dd89a538-f68b-42ea-8557-f7ba97efbe25)

Transaction in Own Shares

21 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 21 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/03/2025	750,000	£ 27.6000	£ 27.2450	£ 27.3663	LSE	GBP
21/03/2025	200,000	£ 27.5950	£ 27.2450	£ 27.3402	Chi-X (CXE)	GBP
21/03/2025	200,000	£ 27.5950	£ 27.2450	£ 27.3432	BATS (BXE)	GBP
21/03/2025	550,000	€ 33.1250	€ 32.7600	€ 32.8945	XAMS	EUR
21/03/2025	200,000	€ 33.1150	€ 32.7550	€ 32.8723	CBOE DXE	EUR
21/03/2025	50,000	€ 32.9000	€ 32.7550	€ 32.8285	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.21.2025 (https://ml-eu.globenewswire.com/Resource/Download/c3883add-905a-4e96-a72a-df9107de5fbc)

Transaction in Own Shares

24 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/03/2025	600,000	£ 27.4300	£ 27.1600	£ 27.2781	LSE	GBP
24/03/2025	100,000	£ 27.4300	£ 27.1750	£ 27.2775	Chi-X (CXE)	GBP
24/03/2025	100,000	£ 27.4300	£ 27.1700	£ 27.2801	BATS (BXE)	GBP
24/03/2025	400,000	€ 33.0200	€ 32.7050	€ 32.8662	XAMS	EUR
24/03/2025	100,000	€ 33.0250	€ 32.7100	€ 32.8614	CBOE DXE	EUR
24/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.24.2025 (https://ml-eu.globenewswire.com/Resource/Download/828eea26-83fe-4db0-b403-e6d57b92dfcb)

Transaction in Own Shares

25 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/03/2025	700,000	£ 28.0350	£ 27.5350	£ 27.7515	LSE	GBP
25/03/2025	100,000	£ 28.0350	£ 27.5750	£ 27.7667	Chi-X (CXE)	GBP
25/03/2025	100,000	£ 27.9100	£ 27.5700	£ 27.7618	BATS (BXE)	GBP
25/03/2025	500,000	€ 33.7900	€ 33.2200	€ 33.4820	XAMS	EUR
25/03/2025	100,000	€ 33.6400	€ 33.2000	€ 33.4911	CBOE DXE	EUR
25/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.25.2025 (https://ml-eu.globenewswire.com/Resource/Download/e563f956-b95c-404d-82a0-0ebadfcb8a89)

Transaction in Own Shares

26 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/03/2025	230,893	£ 28.3050	£ 27.8200	£ 28.0781	LSE	GBP
26/03/2025	42,503	£ 28.2600	£ 27.8300	£ 28.0650	Chi-X (CXE)	GBP
26/03/2025	42,133	£ 28.2750	£ 27.8550	£ 28.0714	BATS (BXE)	GBP
26/03/2025	160,174	€ 34.0700	€ 33.4700	€ 33.8271	XAMS	EUR
26/03/2025	48,798	€ 34.0700	€ 33.4800	€ 33.7817	CBOE DXE	EUR
26/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.26.2025 (https://ml-eu.globenewswire.com/Resource/Download/5ea610b8-2cda-494b-8cc8-acc66e464045)

Transaction in Own Shares

27 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 27 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
27/03/2025	682,127	£ 28.2400	£ 27.9800	£ 28.1045	LSE	GBP
27/03/2025	140,472	£ 28.2400	£ 27.9750	£ 28.0925	Chi-X (CXE)	GBP
27/03/2025	140,574	£ 28.2400	£ 27.9950	£ 28.0943	BATS (BXE)	GBP
27/03/2025	486,044	€ 34.1100	€ 33.7500	€ 33.8882	XAMS	EUR
27/03/2025	145,808	€ 34.1050	€ 33.7450	€ 33.8762	CBOE DXE	EUR
27/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.27.2025 (https://ml-eu.globenewswire.com/Resource/Download/a8bc452c-f535-4f56-9b1c-0c4958e78fad)

Transaction in Own Shares

28 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/03/2025	1,000,000	£ 28.2250	£ 27.8900	£ 27.9935	LSE	GBP
28/03/2025	150,000	£ 28.1950	£ 27.9200	£ 28.0019	Chi-X (CXE)	GBP
28/03/2025	150,000	£ 28.2250	£ 27.9100	£ 27.9993	BATS (BXE)	GBP
28/03/2025	800,000	€ 34.1000	€ 33.5400	€ 33.6913	XAMS	EUR
28/03/2025	150,000	€ 34.1050	€ 33.5450	€ 33.7598	CBOE DXE	EUR
28/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.28.2025 (https://ml-eu.globenewswire.com/Resource/Download/44f64e1d-02be-4ab9-8e11-d95c46d2ff7a)

Transaction in Own Shares

31 March, 2025

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 31 March 2025 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
31/03/2025	705,538	£ 28.2500	£ 27.6750	£ 27.9477	LSE	GBP
31/03/2025	100,000	£ 28.2450	£ 27.7250	£ 27.9572	Chi-X (CXE)	GBP
31/03/2025	100,000	£ 28.2450	£ 27.7350	£ 27.9554	BATS (BXE)	GBP
31/03/2025	486,638	€ 33.9600	€ 33.2600	€ 33.5966	XAMS	EUR
31/03/2025	100,000	€ 33.9550	€ 33.3300	€ 33.6182	CBOE DXE	EUR
31/03/2025	0	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 30 January 2025.

In respect of this programme, Natixis will make trading decisions in relation to the securities independently of the Company for a period from 30 January 2025 up to and including 25 April 2025.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with  Chapter 9 of the UK Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Natixis on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Shell plc Share Buyback RNS_03.31.2025 (https://ml-eu.globenewswire.com/Resource/Download/cb553b5b-5c00-4b8d-85b5-bab75fb0227f)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: April 1, 2025	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary